

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2023

Andrew McBride
Chief Financial Officer
Gores Holdings IX, Inc.
6260 Lookout Road
Boulder, CO 80301

> **Re: Gores Holdings IX, Inc.**
> **Preliminary Proxy Statement filed on Schedule 14A**
> **Filed November 14, 2023**
> **File No. 001-41215**

Dear Andrew McBride:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Sincerely,

 Division of Corporation Finance
 Office of Real Estate & Construction

cc: James R. Griffin, Esq.